UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SolarEdge Technologies, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

83417M104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 83417M104	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Opus Capital Venture Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,549,944
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,549,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,549,944
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 40,220,183 shares of common stock issued and outstanding as of January 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2016.

SCHEDULE 13G

CUSIP No. 83417M104	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Opus Capital Venture Partners (GP), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,549,944
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,549,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,549,944
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (1)
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 83417M104	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Opus Capital Venture Partners (GPLLC), L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,549,944
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,549,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,549,944
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (1)
12.	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 83417M104	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Carl Showalter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,549,944
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,549,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,549,944
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 83417M104	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Dan Avida
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,496 (2)
	6.	SHARED VOTING POWER 4,549,944
	7.	SOLE DISPOSITIVE POWER 4,496 (2)
	8.	SHARED DISPOSITIVE POWER 4,549,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,554,440
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (1)
12.	TYPE OF REPORTING PERSON IN

(2)	This number includes 4,496 shares that are issuable to the Reporting Person pursuant to a restricted stock unit award that will vest in full within 60 days of December 31, 2015.

SCHEDULE 13G

CUSIP No. 83417M104	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Gill Cogan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,549,944
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,549,944
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,549,944
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3% (1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 83417M104	Page 8 of 12 Pages

Item 1.	Issuer

(a)	Name of Issuer:

SolarEdge Technologies, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1 HaMada Street

Herziliya Pituach 4673335, Israel

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i) Opus Capital Venture Partners V, L.P. (“Opus”);

(ii) Opus Capital Venture Partners (GP), L.P. (“Opus GP”), which is the sole general partner of Opus;

(iii) Opus Capital Venture Partners (GPLLC), L.L.C. (“Opus GP LLC”), which is the sole general partner of Opus GP;

(iv) Carl Showalter (“Showalter”), a managing member of Opus GP LLC;

(v) Dan Avida (“Avida”), a managing member of Opus GP LLC; and

(vi) Gill Cogan (“Cogan,” and collectively with Opus, Opus GP, Opus GP LLC, Showalter and Avida, the “Reporting Persons”), a managing member of Opus GP LLC.

The address of the principal business office of each of the Reporting Persons is 2730 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Each of Opus and Opus GP is a Delaware limited partnership. Opus GP LLC is a Delaware limited liability company. Showalter, Avida and Cogan are United States citizens.

(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”).

(e)	CUSIP Number:

83417M104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

SCHEDULE 13G

CUSIP No. 83417M104	Page 9 of 12 Pages

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i) Opus directly owns 4,549,944 shares of Common Stock (the “Shares”), which represents approximately 11.3% of the outstanding shares of Common Stock.

(ii) Opus GP is the general partner of Opus and may be deemed to beneficially own the Shares.

(iii) Opus GP LLC is the general partner of Opus GP and may be deemed to beneficially own the Shares.

(iv) As a managing member of Opus GP LLC, Showalter may be deemed to beneficially own the Shares.

(v) As a managing member of Opus GP LLC, Avida may be deemed to beneficially own the Shares. Additionally, as of December 31, 2015, Avida directly owns 4,496 shares that are issuable to Avida pursuant to a restricted stock unit award that will vest in full within 60 days of December 31, 2015. As a result, Avida may be deemed to beneficially own an aggregate of 4,554,440 shares of Common Stock, which represents approximately 11.3% of the outstanding shares of Common Stock.

(vi) As a managing member of Opus GP LLC, Cogan may be deemed to beneficially own the Shares.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Opus		4,549,944		4,549,944
Opus GP		4,549,944		4,549,944
Opus GP LLC		4,549,944		4,549,944
Showalter		4,549,944		4,549,944
Avida	4,496	4,549,944	4,496	4,549,944
Cogan		4,549,944		4,549,944

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

SCHEDULE 13G

CUSIP No. 83417M104	Page 10 of 12 Pages

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 40,220,183 shares of common stock issued and outstanding as of January 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 83417M104	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

OPUS CAPITAL VENTURE PARTNERS V, L.P.

By:	Opus Capital Venture Partners (GP), L.P.,
General Partner

By:	Opus Capital Venture Partners (GPLLC), L.L.C.,
General Partner

By:	/s/ Dan Avida
Dan Avida
Manager

OPUS CAPITAL VENTURE PARTNERS (GP), L.P.

By:	Opus Capital Venture Partners (GPLLC), L.L.C.,
General Partner

By:	/s/ Dan Avida
Dan Avida
Manager

OPUS CAPITAL VENTURE PARTNERS (GPLLC), L.L.C.

By:	/s/ Dan Avida
Dan Avida
Manager

CARL SHOWALTER

/s/ Carl Showalter
Carl Showalter

DAN AVIDA

/s/ Dan Avida
Dan Avida

SCHEDULE 13G

CUSIP No. 83417M104	Page 12 of 12 Pages

GILL COGAN

/s/ Gill Cogan
Gill Cogan

EXHIBIT 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Evelyn Lassman, Joseph Cutts and Gill Cogan his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof. Each of the undersigned may execute this power of attorney in separate counterparts, and each counterpart shall be deemed to be an original instrument. This agreement shall be effective as to each of the undersigned as of the date signed by that signatory.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of February, 2016.

/s/ Carl Showalter
Carl Showalter

/s/ Dan Avida
Dan Avida

/s/ Gill Cogan
Gill Cogan

EXHIBIT 99.1

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2016

OPUS CAPITAL VENTURE PARTNERS V, L.P.

By:	Opus Capital Venture Partners (GP), L.P.,
General Partner

By:	Opus Capital Venture Partners (GPLLC), L.L.C.,
General Partner

By:	/s/ Dan Avida
Dan Avida
Manager

OPUS CAPITAL VENTURE PARTNERS (GP), L.P.

By:	Opus Capital Venture Partners (GPLLC), L.L.C.,
General Partner

By:	/s/ Dan Avida
Dan Avida
Manager

OPUS CAPITAL VENTURE PARTNERS (GPLLC), L.L.C.

By:	/s/ Dan Avida
Dan Avida
Manager

CARL SHOWALTER

/s/ Carl Showalter
Carl Showalter

DAN AVIDA

/s/ Dan Avida
Dan Avida

GILL COGAN

/s/ Gill Cogan
Gill Cogan